Exhibit 99.7

(Previously Golden Valley Mines Ltd.)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(UNAUDITED)

1

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

(unaudited)

		As at September 30,	As at December 31,
	Notes	2021	2020
ASSETS
Current
Cash and cash equivalents	3	$14,371,226	$13,703,034
Restricted cash	3	5,561,189	385,415
Other assets	4	438,247	406,280
Income tax recoverable		208,825	-
Royalty receivable	11	150,187	425,180
Prepaids and other receivables	5	294,690	335,716
		21,024,364	15,255,625
Non-current
Investments	6	27,654,951	49,501,916
Investments in associates	7	1,823,342	2,127,431
Exploration and evaluation assets	8	400,929	463,429
Other assets	4	737,700	110,957
TOTAL ASSETS		$51,641,286	$67,459,358

LIABILITIES
Current
Accounts payable and accrued liabilities		$176,875	$890,496
Income taxes payable		-	2,464,798
Derivative financial instruments	10	1,322,945	4,243,318
		1,499,820	7,598,612
Non-Current
Loan	11	60,000	60,000
Deferred taxes	16	584,377	2,693,658
Total liabilities		2,144,197	10,352,270

EQUITY
Capital stock	12	29,832,917	28,636,185
Contributed surplus		5,833,752	6,324,653
Deficit		(10,947,191)	(7,304,410)
Total equity attributable to owners of the parent company		24,719,478	27,656,428
Non-controlling interest		24,777,611	29,450,660
Total equity		49,497,089	57,107,088
TOTAL LIABILITIES AND EQUITY		$51,641,286	$67,459,358

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

2

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Net Income (loss) and Statement of Comprehensive Income (loss)

(Expressed in Canadian Dollars)

(unaudited)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
Revenues
Royalties	9	$150,187	$92,600	$789,294	$260,518
Dividends		187,338	171,361	542,347	403,926
Option revenue		223,145	60,184	323,145	110,184
		560,670	324,145	1,654,786	774,628
Operating Expenses
Salaries and other employee benefits		396,653	295,651	1,079,088	1,060,222
Professional fees	14	727,400	164,596	1,235,160	596,880
General and administrative expenses	15	106,037	84,419	254,701	306,693
Management fees	19	41,550	41,550	124,650	124,650
Royalty interests	9	(391)	-	58,409	37,701
Exploration and evaluation		53,388	17,461	89,483	68,041
Share-based compensation	13	1,220	15,807	30,831	240,098
Depreciation of property and equipment		-	-	-	1,028
		1,325,857	619,484	2,872,322	2,435,313
Operating loss		(765,187)	(295,339)	(1,217,536)	(1,660,685)
Other income (loss)
Change in fair value of investments		(3,382,694)	8,661,402	(12,542,998)	17,264,630
Change in fair value of derivatives		1,004,598	(2,625,341)	5,273,826	756,798
Change in fair value of derivatives resulting from foreign exchange		(41,859)	537,336	6,322	370,061
Change in fair value of other assets		(125,286)	92,121	(266,097)	102,465
Foreign exchange gain (loss)		483,802	(102,395)	8,647	2,482,510
Share of gain (loss) of associates	7	108,094	(2,857)	(86,074)	(454,205)
Gains on dilution of equity investments	7	-	-	113,212	-
Gain on loss of significant influence	7	-	-	384,119	-
Finance income		413	2,660	2,361	72,294
Finance cost		(40,705)	(17,242)	(130,790)	(93,685)
		(1,993,637)	6,545,684	(7,237,472)	20,500,868
Net income (loss) before income taxes		(2,758,824)	6,250,345	(8,455,008)	18,840,183
Income tax expense (recovery)
Current tax		62,419	134,136	774,578	2,100,049
Deferred tax	16	(414,107)	673,092	(2,109,281)	373,134
		(351,688)	807,228	(1,334,703)	2,473,183
Net income (loss) and total comprehensive income (loss) for the period		$(2,407,136)	$5,443,117	$(7,120,305)	$16,367,000

Net income (loss) and total comprehensive income (loss) attributable to:
Shareholders of Golden Valley Mines and Royalties Ltd.		$(1,265,741)	$3,022,675	$(3,543,076)	$6,081,378
Non-controlling interest		(1,141,395)	2,420,442	(3,577,229)	10,285,622
		$(2,407,136)	$5,443,117	$(7,120,305)	$16,367,000

Earnings (loss) per share attributable to shareholders of Golden Valley Mines and Royalties Ltd:
Basic earnings (loss) per share	18	$(0.092)	$0.224	$(0.260)	$0.451
Diluted earnings (loss) per share	18	$(0.092)	$0.214	$(0.260)	$0.427

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2021 and 2020

(Expressed in Canadian Dollars)

(unaudited)

		Capital Stock		Contributed Surplus	Deficit	Total attributable to owners of the parent company	Non-controlling interest	Total Equity
	Notes	Number
Balance at January 1, 2021		13,518,460	$28,636,185	$6,324,653	$(7,304,410)	$27,656,428	$29,450,660	$57,107,088
Shares issued on exercise of stock options	12	225,000	1,196,732	(521,732)	-	675,000	-	675,000
Share-based payments	13	-	-	30,831	-	30,831	-	30,831
Change in interest of subsidiaries		-	-	-	(99,705)	(99,705)	(1,095,820)	(1,195,525)
		13,743,460	29,832,917	5,833,752	(7,404,115)	28,262,554	28,354,840	56,617,394
Net loss and total comprehensive loss for the period					(3,543,076)	(3,543,076)	(3,577,229)	(7,120,305)
Balance at September 30, 2021		13,743,460	$29,832,917	$5,833,752	$(10,947,191)	$24,719,478	$24,777,611	$49,497,089

Balance at January 1, 2020		13,434,760	$28,420,603	$6,033,488	$(11,945,215)	$22,508,876	$22,966,935	$45,475,811
Share-based payments		-	-	365,310	-	365,310	-	365,310
Shares issued on exercise of stock options	12	83,700	215,582	(89,952)	-	125,630	-	125,630
Change in interest of subsidiaries		-	-	-	(286,518)	(286,518)	(1,219,376)	(1,505,894)
		13,518,460	28,636,185	6,308,846	(12,231,733)	22,713,298	21,747,559	44,460,857
Net income and total comprehensive income for the period					6,081,378	6,081,378	10,285,622	16,367,000
Balance at September 30, 2020		13,518,460	$28,636,185	$6,308,846	$(6,150,355)	$28,794,676	$32,033,181	$60,827,857

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2021 and 2020

(Expressed in Canadian Dollars)

(unaudited)

	Note	2021	2020
OPERATING ACTIVITIES
Net income (loss) for the period		$(7,120,305)	$16,367,000
Adjustments:
Mining option revenue		(215,066)	(110,184)
Share-based payments	13	30,831	240,098
Foreign exchange loss (gain)		(54,085)	5,995
Share of gain (loss) in associates	7	86,074	454,205
Gains on dilution of equity investments		(113,212)	-
Gain on loss of significant influence		(384,119)	-
Deferred tax recovery		(2,109,281)	373,134
Royalty interests	9	58,409	-
Change in fair value of investments		12,542,998	(17,264,630)
Change in fair value of derivatives		(5,273,826)	(756,798)
Change in fair value of derivatives resulting from foreign exchange		(6,322)	(370,061)
Realized gain on sale of other assets		-	(32,055)
Change in fair value of other assets		266,097	(70,410)
Depreciation of property and equipment		-	1,028
		(2,291,807)	(1,162,678)
Changes in working capital items:
Accounts receivable		-	268,195
Royalty receivable		274,993	906,652
Prepaids and other receivables		16,026	(150,219)
Accounts payable and accrued liabilities		(713,621)	(557,691)
Income taxes payable		(2,673,623)	2,100,049
		(3,096,225)	2,566,986
Cash flows from (used by) operating activities		(5,388,032)	1,404,308

INVESTING ACTIVITIES
Proceeds from settlement of derivative financial instruments	10	9,314,033	26,162,425
Payment on settlement of derivative financial instruments		-	(23,566,713)
Repurchase of derivative financial instruments		(43,231)	(29,119)
Proceeds from sale of derivative financial instruments	10	2,403,006	2,820,389
Increase in restricted cash		(5,175,774)	-
Acquisition of investments		(5,731)	(25,286)
Acquisition of royalty interests		(58,409)	-
Proceeds from mining option agreement		25,000	100,000
Proceeds from sale of investments		63,770	261,300
Additions to exploration and evaluation expenses		-	(73,816)
Cash flows from investing activities		6,522,664	5,649,180

FINANCING ACTIVITIES
Proceeds from exercise of stock options		675,000	125,630
Proceeds from loan		-	40,000
Change in interest of subsidiaries		(1,195,525)	(1,505,894)
Cash flows used by financing activities		(520,525)	(1,340,264)
Effect of foreign exchange rate changes on cash and cash equivalents		54,085	(5,995)
Net change in cash and cash equivalents		$668,192	$5,707,229
Cash and cash equivalents, beginning of period		13,703,034	3,003,083
Cash and cash equivalents, end of period		$14,371,226	$8,710,312

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Golden Valley Mines and Royalties Ltd. (hereinafter “Golden Valley” or the “Company”) and its subsidiaries specialize in identifying, acquiring and developing exploration and evaluation of mineral properties in Canada as well as acquiring royalties.

At the Company’s Annual General and Special Meeting of Shareholders held on June 25, 2021, the shareholders passed a special resolution to change the Company’s name to “Golden Valley Mines and Royalties Ltd”.

Golden Valley was incorporated on August 15, 2000 under the Canada Business Corporations Act. Golden Valley has the following subsidiaries: Abitibi Royalties Inc. (“Abitibi Royalties”) and Calone Mining Ltd (“Calone Mining”) both incorporated under the British Columbia Business Corporations Act. Abitibi Royalties and Calone Mining were incorporated on February 18, 2010 and on February 23, 2010, respectively, pursuant to the British Columbia Business Corporations Act.

As a result of the business combinations completed on November 5, 2021 (see Note 25 “Subsequent Events”), Golden Valley and Abitibi Royalties became wholly-owned subsidiaries of Gold Royalty Corp. (“Gold Royalty”), a company incorporated and domiciled in Canada with common shares and common share purchase warrants listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively. An application was made for Golden Valley and Abitibi Royalties to cease to be reporting issuers under applicable Canadian securities laws and to otherwise terminate Golden Valley’s and Abitibi Royalties’ public reporting requirements, which application was accepted on November 22, 2021. Furthermore, the location of the registered office of Golden Valley and Abitibi Royalties changed to 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. Similarly, the location of the principal address of Golden Valley and Abitibi Royalties changed to 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

2) BASIS OF PRESENTATION

a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standard (IAS 34 - “Interim Financial Reporting”. These condensed consolidated interim financial statements were prepared using the same accounting policies, methods of computation and basis of presentation as outlined in Note 4 - Summary of Accounting Policies, as described in the Company’s annual audited financial statements for the year ended December 31, 2020. The interim financial statements do not include all the notes required in annual financial statements and, accordingly, should be read in conjunction with the annual financial statements for the year ended December 31, 2020.

6

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

b) Approval of Financial Statements

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on April 11, 2022.

c) Basis of consolidation

The Company’s condensed financial statements consolidate the accounts of Golden Valley and its subsidiaries until September 30, 2021.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. When the Company ceases to have control; any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

For Abitibi Royalties, the Company has control through its own percentage holdings in Abitibi Royalties combined with interest of certain members of Golden Valley’s Board of Directors in Abitibi as well as its ability to appoint members of the Board of Directors and key management who have the ability to direct its activities.

Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company’s representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

7

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Associates (continued)

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income (“AOCI”) and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investment in associate is impaired. No impairment was required for the three and nine months ended September 30, 2021 and 2020.

The significant subsidiaries and investments in associates of the Company are listed below. Principal activities of these entities, which are all incorporated in Canada, are mineral exploration and acquisition of royalties and have a reporting date of September 30:

	As at September 30,	As at December 31,
Percentage of ownership	2021	2020
Subsidiaries (consolidated)
Abitibi Royalties Inc.	44.98%	44.93%
Calone Mining Ltd.	100.00%	100.00%

Investment in associates (equity method)
International Prospect Ventures Ltd. (note 9)	-	13.44%
Val-d’Or Mining Corporation	37.96%	39.57%

As at September 30, 2021, the Company’s investment in associates relate to Val-d’Or Mining Corporation (“Val- d’Or Mining”), which is involved in exploring, evaluating and promoting its mineral properties and other projects.

Until June 15, 2021 (note 7), the Company’s investment in associates included International Prospect Ventures Ltd. (“International Prospect”), which is involved in exploring, evaluating and promoting its mineral properties and other projects.

8

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

3) CASH AND CASH EQUIVALENTS

	As at September 30,	As at December 31,
	2021	2020
Cash	$13,970,157	$13,102,329
Demand deposits, redeemable at any time	401,069	600,705
	$14,371,226	$13,703,034

Demand deposits represent money market mutual funds earning income at an annual rate of 0.30% (December 31, 2020 - 0.30%) that are cashable at any time.

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the Derivative financial instruments below.

Restricted cash of $5,561,189 (or US$4,396,197) as at September 30, 2021 (December 31, 2020 - $385,415 (or US$302,405)) relates to funds held as collateral on the outstanding put option contracts of 180,300 shares (December 31, 2020 – 99,300 shares) of Agnico and of 1,694,600 shares (December 31, 2020 – nil shares) of Yamana as at September 30, 2021. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired.

4) OTHER ASSETS

Other assets comprise of the Company’s equity interests in various public and non-public entities:

	As at September 30,	As at December 31,
	2021	2020
Equity investments	$737,700	$-
Marketable securities	438,247	406,280
Private company investment	-	106,913
Warrants	-	4,044
Other assets	1,175,947	517,237
Less: current portion of Other assets	(438,247)	(406,280)
Long-term portion of Other assets	$737,700	$110,957

9

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

4) OTHER ASSETS (continued)

Equity investments of $737,700 (December 31, 2020 -$nil) representing the fair value of common shares of International Prospect and recorded at fair value using quoted market prices (note 7).

Marketable securities of $438,247 (December 31, 2020 -$406,280) represent shares of publicly traded exploration companies and are recorded at fair value using quoted market prices.

Investment of $106,913 as at December 31, 2020 represents shares in a private company that do not have a quoted market price in an active market. The Company has assessed the fair value of these shares based on techniques and assumptions that emphasize both qualitative and quantitative information.

5) PREPAIDS AND OTHER RECEIVABLES

	As at September 30,	As at December 31,
	2021	2020
Prepaid expenses	$131,828	$102,427
Sales taxes recoverable	104,294	31,757
Dividend receivable	38,047	70,361
Advances for claim management	20,521	20,521
Due from related party (note 21)	-	59,517
Payroll levies receivable	-	26,133
Mining option receivable	-	25,000
	$294,690	$335,716

6) INVESTMENTS

	As at September 30, 2021		As at December 31, 2020
	Number of shares	Fair value	Number of shares	Fair value
Yamana Gold Inc.	996,795	$4,983,975	2,105,895	$15,309,857
Agnico Eagle Mines Limited	338,197	22,222,925	375,897	33,676,612
		$27,206,900		$48,986,469
Other investments		448,051	-	515,447
		$27,654,951		$49,501,916

For the nine months ended September 30, 2021, Abitibi Royalties was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, before commissions, $2,734,388 (or US$2,149,000) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, before commissions, $6,579,645 (or US$5,171,050) from call options it had sold.

10

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

7) INVESTMENTS IN ASSOCIATES

The following table summarizes the changes to investments in associates for the nine months ended September 30, 2021 and for the year ended December 31, 2020:

	International Prospect	Val-d’Or Mining	Total
As at January 1, 2021	$304,640	$1,822,791	$2,127,431
Share of net gain (loss) from associates	(30,885)	(55,189)	(86,074)
Gains on dilution of equity investments	57,472	55,740	113,212
Gain on loss of significant influence	384,119	-	384,119
Net	715,346	1,823,342	2,538,688
Reclassified to Other Assets	(715,346)	-	(715,346)
As at September 30, 2021	$-	$1,823,342	$1,823,342

	International Prospect	Val-d’Or Mining	Total
As at January 1, 2020	$356,655	$986,378	$1,343,033
Shares from mining option agreement	-	1,291,667	1,291,667
Share of net loss from associates	(52,015)	(455,254)	(507,269)
As at December 31, 2020	$304,640	$1,822,791	$2,127,431

Val-d’Or Mining Corporation (“Val-d’Or Mining”)

As at September 30, 2021, the Company held 25,687,444 or 37.96% (December 31, 2020 - 39.57%) interest in Val-d’Or Mining. The shares of Val-d’Or Mining were trading at $0.14 per share on that date. The Company has no contingent liabilities relating to its interest in the associates.

International Prospect Ventures Ltd (“International Prospect”)

As at September 30, 2021, the Company held 4,470,910 common shares or 11.45% (December 31, 2020 - 13.44%) interest in International Prospect. The shares of International Prospect were trading at $0.165 per share on that date.

On June 15, 2021, International Prospect completed a private placement of $800,250 which resulted in an issuance of 5,334,999 Units at a price of $0.15 per Unit, with each Unit comprising of one common share in the capital of International Prospect and one-half of one non-transferable share purchase warrant. As a result of the private placement, the Company’s ownership in International Prospect decreased to 11.45% of the issued and outstanding common shares of International Prospect.

11

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

7) INVESTMENTS IN ASSOCIATES (continued)

As a result of the change in ownership interest and other indicators, the Company concluded that it no longer had significant influence over International Prospect and classified its investment in International Prospect as financial asset at fair value through other comprehensive income and; presented as part of  Equity investments in Other Assets as at September 30, 2021.

Up to the date of loss of significant influence (for the period from January 1, 2021 to June 15, 2021), the Company recognized its share of the net loss in International Prospect totaling $30,885. Upon concluding that the Company no longer had significant influence over International Prospect, the Company recorded its investment in International Prospect at fair value, using the quoted market price on June 15, 2021, of $0.15 per share for a total of $715,346 and recognized a gain on loss of significant influence in associate of $384,119.

8) EXPLORATION AND EVALUATION ASSETS

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at September 30, 2021 and December 31, 2020:

	As at September 30,	As at December 31,
	2021	2020
Golden Valley Mines Properties
Abitibi Greenstone Belt (“AGB”)
Kirkland Lake / Matachewan (Ontario)	$817,555	$817,555
Lebel-sur-Quevillon (Québec)	359,496	359,496
Val d’Or - Malartic (Québec)	143,181	143,181
Rouyn-Noranda-Cadillac (Québec)	168,405	168,405
Total AGB	$1,488,637	$1,488,637
Total other	22,069	22,069
Investment tax credit	(1,198,978)	(1,198,978)
Balance, end of the period	$311,728	$311,728
Abitibi Royalties Properties
Bathurst (Ontario)	$12,500	$75,000
Hees (Ontario)	75,000	75,000
Bullfrog South (Nevada, USA)	1,701	1,701
Balance, end of the period	$89,201	$151,701
TOTAL	$400,929	$463,429

12

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

GOLDEN VALLEY PROPERTIES

a) Mining Option Agreement with Val-d’Or Mining

On April 18, 2017, the Company granted to Val-d’Or Mining an option to acquire a 100% interest in 61 of its grassroots properties, which option was amended and restated as of November 28, 2019 and exercised on December 5, 2019. Pursuant to the option, Val-d’Or Mining issued 8,333,334 shares to Golden Valley in 2020. In addition, Golden Valley is eligible to receive 20% of the proceeds of all third- party transactions pertaining to the properties that Val-d’Or Mining enters into and announces on or before December 31, 2022.

a) Mining Option Agreement with Val-d’Or Mining (continued)

Furthermore, the properties are subject to a royalty in favour of Golden Valley equal to 1.25% of the net smelter returns, whereby Val-d’Or Mining has a partial buyback right. The partial buyback right pertains to each individual property, whereby 1% may be bought for $500,000 on a property-by-property basis with a maximum total consideration of $5,000,000 at which point in time the NSR royalty on all the properties would be reduced by 1.0%.

On October 6, 2020, Val-d’Or Mining entered into an agreement with respect to the sale of several properties referred to as the Ducros Group of Properties. The purchaser of the property is privately-owned Québec Nickel Corp. (“QNC”). In consideration for a 100% interest in the properties, QNC issued 3,589,341 special warrants, with a fair value of $179,467, to Val-d’Or Mining (of which Golden Valley received 80,880 special warrants, with a fair value of $4,044, in accordance with the terms of an amended and restated option agreement between Val-d’Or Mining and Golden Valley dated November 28, 2019).

b) Centremaque Prospect - Alexandria Minerals Corporation - Val-d’Or Québec

On April 13, 2017, the Company entered into a mining option agreement with Alexandria Minerals Corporation (“Alexandria”) on the Centremaque Prospect located in the AGB, northeast of Val-d’Or, Québec. In accordance with the option agreement, in order to acquire an 80% interest in the property, Alexandria must: (i) issue, over a four year period from the date of signing, to Golden Valley such number of common shares in its capital having an aggregate value of $250,000 based on the closing price of Alexandria’s shares on the Exchange the day prior to the date of issuance of each tranche of payment shares, of which shares and/or cash in the amount of $150,000 have been received to date; $50,000 on or before the third anniversary; and, $100,000 on or before the fourth anniversary; and,(ii) incur exploration expenditures in an aggregate amount of $4,000,000 over the same four-year period. Once the option is exercised, the Company will retain a 20% free carried interest and a 1.5% NSR, with 0.5% of the NSR being subject to a buyback in favour of Alexandria for $1 million payable to Golden Valley.

13

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

b) Centremaque Prospect - Alexandria Minerals Corporation - Val-d’Or Québec (continued)

On May 28, 2020, the option agreement with O3 Mining Inc (“O3 Mining”), which acquired Alexandria in 2019, was amended to provide that the payment date of the remaining cash consideration of $100,000 and the date to incur the remaining exploration expenditure commitment of $3,250,000 to be extended to June 9, 2021.

On February 7, 2021, the option agreement was further amended such that the remaining exploration expenditure commitment of $2,000,000 to be incurred on or before June 9, 2021 can also be satisfied through payment of shares in O3 Mining. In order to reach the minimum expenditures set out in the Agreement, O3 Mining issued 98,570 shares (equivalent to $209,460) to Golden Valley.

On September 9, 2021, the Company was informed by Alexandria (“Alexandria”), that it was exercising its option to acquire an 80% interest in the Centremaque property (the “Property”) pursuant to the terms of a mining option agreement between Golden Valley and Alexandria dated April 20, 2017, as amended. Upon the exercise of the option by Alexandria, Golden Valley and Alexandria will form a joint venture to further explore, and if warranted, develop the Property. Golden Valley will have a 20% free-carried interest in the Property, such that Golden Valley will not be responsible for any project costs, including without limitation, construction costs, exploration costs, mine costs and operating costs on the Property, until the commencement of commercial production.

In addition, Golden Valley retains a 1.5% royalty on Net Smelter Returns, of which a 0.5% royalty on Net Smelter Returns may be purchased by Alexandria for $1,000,000.

c) AGB Properties - Eldorado Gold Corporation - Québec and Ontario

On December 8, 2008, the Company earned a 70% interest in the group of nine properties (eight gold and one copper-zinc-silver) located in the AGB (Québec and Ontario) and a 70:30 joint venture (the “GZZ-I JV”) was formed between Golden Valley and Eldorado Gold Corporation (“Eldorado”), with the latter having acquired its interest through the acquisition of Integra Gold Corporation. Golden Valley is the operator for the joint venture. The GZZ-I JV is subject to underlying royalties ranging between 3.0% and 3.5% in favour of the original vendors, one of whom is a director and an officer of the Company.

On October 8, 2021, the Company entered into an option agreement (the “Option Agreement”) with Eldorado, enabling Eldorado to earn up to an additional 50% interest in the Claw Lake Gold Prospect, the Cook Lake Prospect, the Murdock Creek Prospect, all located in Ontario and the Perestroika Prospect, located in Québec (the “Properties”). Under the new Option Agreement, GZZ-I JV will be terminated upon the satisfaction of certain conditions precedent (including the amendment of certain historical royalty agreements pertaining to the Properties), which were satisfied concurrently with the execution of the Option Agreement.

14

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

c) AGB Properties - Eldorado Gold Corporation - Québec and Ontario (continued)

Furthermore, Golden Valley has the option to be assigned, from Eldorado for nominal consideration, all of the right, title and interest of Eldorado in and to five of the remaining Existing Properties (Munro Prospect, Recession Larder Prospect, Matachewan Prospect all in Ontario, and the Bogside Prospect in Quebec; Denovo Prospect in Ontario was previously dealt with in a transaction with Highgold Mining Inc.), other than the Properties.

Eldorado may earn an additional 40% in the Properties (the “40% Option”) by funding expenditures on the Properties for a minimum of $10,500,000 over a period of 5 years from the termination of the GZZ-I JV and making annual payments to $50,000 per annum to Golden Valley (“Annual Payment”) with the first Annual Payment being made on termination of the GZZ-I JV and each subsequent Annual Payment being made on the anniversary thereof until Eldorado exercises the 40% Option. Upon exercise of the 40% Option by Eldorado, the parties will be deemed to have formed a joint venture in accordance with the terms set out in the Option Agreement and will use commercially reasonable efforts to enter into a formal joint venture agreement within 60 business days of the exercise of the 40% Option.

In order to earn and acquire an additional 10% undivided interest in the Properties (the “Additional Option”), Eldorado will contribute all joint venture expenditures on behalf of the parties, and deliver to Golden Valley, a preliminary economic assessment (PEA) report in respect of the Properties. Upon the exercise of the Additional Option by Eldorado, Golden Valley will have a 20% undivided beneficial interest in the Properties and Eldorado will have an 80% undivided beneficial interest in the Properties.

d) Sharks and Cheechoo Joint Venture - Sirios Resources Ltd. - James Bay Northern Quebec

On October 23, 2013, Golden Valley granted Sirios Resources Ltd. (“Sirios”) an option to acquire Golden Valley’s remaining 55% interest in the Cheechoo prospect. Sirios completed all its obligations under the agreement to earn a 100% interest in the Cheechoo prospect and therefore holds 100% of the Cheechoo prospect. As additional consideration for the grant of the option, Sirios granted to Golden Valley a royalty equal to 4% of the net returns from all mineral products mined or removed from the Cheechoo gold project. Notwithstanding the foregoing, the royalty relevant to gold mineral products mined or removed from the Cheechoo gold prospect may vary between 2.5% and 3.5% depending on the market price of gold at the time of the payment.

15

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

e) Lac Barry Prospect - BonTerra Resources Inc. - Level-sur-Quevillon, Québec

On March 16, 2016, the Company granted an option to BonTerra Resources Inc. (“BonTerra”) on the Lac Barry Prospect located in the Abitibi Greenstone Belt, northeast of Val-d’Or, Québec. BonTerra issued to Golden Valley 519,480 common shares in the capital of BonTerra having an aggregate value of $200,000, and incurred expenditures in an aggregate amount of $2,000,000 over a three-year period.

Upon BonTerra exercising the option on June 4, 2019, it earned an 85% interest in the property and, the Company retained a 15% free carried interest and a 3% NSR, with 1% of the NSR being subject to a buyback in favour of BonTerra for $1.0 million payable by BonTerra to Golden Valley.

On February 9, 2020, the Company and BonTerra entered into a joint venture agreement on the Lac Barry Prospect.

ABITIBI ROYALTIES’ PROPERTIES

Upper Red Lake (formerly “Bathurst property”) (Ontario)

On November 9, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Upper Red Lake property, a property consisting of seven claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

On February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. (“Xplore”) on the Upper Red Lake property. Xplore may earn a 100% interest in the project by issuing to Abitibi Royalties $62,500 of Xplore’s common shares based on the daily volume weighted average (the “VWAP”) price of Xplore’s shares for the 14-day period preceding the date of the execution of the Letter of Intent (“LOI”) and by issuing to Abitibi Royalties $125,000 and $150,000 of Xplore’s common shares based on the VWAP price of Xplore’s shares for the 14-day period preceding the first and secondary anniversary date of the execution of the LOI, respectively. On Xplore completing its share issuance obligations, Abitibi Royalties will be granted a 1.5% NSR on the Upper Red Lake Project.

On March 5, 2021, Abitibi Royalties received 1,096,491 common shares of Xplore, with a fair value of $62,500, relating to this mining option agreement.

16

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

ABITIBI ROYALTIES’ PROPERTIES (continued)

Hees Property

On December 11, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

Bullfrog South Project

On September 17, 2020, Abitibi Royalties staked the Bullfrog South Project, located in Nevada’s Bullfrog Gold District.

On December 9, 2020, Abitibi Royalties entered into a mining option agreement with Bullfrog Mines LLC (“Bullfrog”) on the Bullfrog South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Bullfrog must issue to Abitibi Royalties, over a two-year period, consideration of $175,000 in cash or share in its capital and reimburse Abitibi Royalties for mining claims fees to be paid in 2021. Upon the option being exercised, the Company will retain a 2.0% NSR on the property, Bullfrog has the option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030.

Hammond Reef South property

On June 2, 2020, Abitibi Royalties entered into an agreement with two arm’s length parties to acquire the Hammond Reef property, a property consisting of 49 claims located in Ontario, for the purchase price of $70,000. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property.

On August 10, 2020, Abitibi Royalties entered into a mining option agreement with Victory Resources Corporation (“Victory”) on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two- year period, cash consideration of $250,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Upon the option being exercised, the Company will retain a 2.0% NSR on the property.

As Victory has not fulfilled its obligations in order to extend the option agreement, on August 24, 2021 the option agreement was terminated with a final cash payment from Victory to Abitibi Royalties in the amount of $6,000.

17

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

	Balance at January 1, 2021	Additions	Recovery	Credits	Balance at September 30, 2021
Golden Valley Mines
Acquisition and claims maintenance	$3,312,610	-	-	-	$3,312,610
Property option payments	312,500	-	-	-	312,500
Drilling, excavation and related costs	3,257,961	-	-	-	3,257,961
Technical and field staff	4,624,395	-	-	-	4,624,395
Airborne geophysics	791,822	-	-	-	791,822
Geophysics	2,319,401	-	-	-	2,319,401
Line cutting	1,108,235	-	-	-	1,108,235
Sampling and testing	744,773	-	-	-	744,773
Travel and transport	1,683,141	-	-	-	1,683,141
Program management and consultants	441,560	-	-	-	441,560
Professional Fees	5,215	-	-	-	5,215
Depreciation, insurance and office expenses	581,588	-	-	-	581,588
Communications	45,897	-	-	-	45,897
Option payments received	(1,971,145)	-	-	-	(1,971,145)
Write-off of exploration and evaluation assets	(4,213,235)	-	-	-	(4,213,235)
Impairment of exploration and evaluation assets	(7,525,064)	-	-	-	(7,525,064)
Shares for mining rights	(1,851,475)	-	-	-	(1,851,475)
Government assistance	(1,641,978)	-	-	-	(1,641,978)
Net expenditures incurred during the period	2,026,201	-	-	-	2,026,201
Exploration and evaluation assets sold to third parties	(1,714,473)	-	-	-	(1,714,473)
Balance, end of the period	$311,728	-	-		$311,728

Abitibi Royalties
Acquisition and claims maintenance	$241,959	-	-	-	$241,959
Program management and consultants	8,558	-	-	-	8,558
Option payments received	(98,816)	-	-	(62,500)	(161,316)
	151,701	-	-	(62,500)	89,201

TOTAL	$463,429	-	-	(62,500)	$400,929

18

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

8) EXPLORATION AND EVALUATION ASSETS (continued)

	Balance at January 1, 2020	Additions	Recovery	Credits	Balance at December 31, 2020
Golden Valley Mines
Acquisition and claims maintenance	$3,312,610	-	-	-	$3,312,610
Property option payments	312,500	-	-	-	312,500
Drilling, excavation and related costs	3,257,961	-	-	-	3,257,961
Technical and field staff	4,624,395	-	-	-	4,624,395
Airborne geophysics	791,822	-	-	-	791,822
Geophysics	2,319,401	-	-	-	2,319,401
Line cutting	1,108,235	-	-	-	1,108,235
Sampling and testing	744,773	-	-	-	744,773
Travel and transport	1,683,141	-	-	-	1,683,141
Program management and consultants	441,560	-	-	-	441,560
Professional Fees	5,215	-	-	-	5,215
Depreciation, insurance and office expenses	581,588	-	-	-	581,588
Communications	45,897	-	-	-	45,897
Option payments received	(1,971,145)	-	-	-	(1,971,145)
Write-off of exploration and evaluation assets	(4,213,235)	-	-	-	(4,213,235)
Impairment of exploration and evaluation assets	(7,525,064)	-	-	-	(7,525,064)
Shares for mining rights	(666,666)	-	106,858	(1,291,667)	(1,851,475)
Government assistance	(1,641,978)	-	-	-	(1,641,978)
Net expenditures incurred during the period	3,211,010	-	106,858	(1,291,667)	2,026,201
Exploration and evaluation assets sold to third parties	(1,713,840)	-	-	(633)	(1,714,473)
Balance, end of the period	$1,497,170	-	106,858	(1,292,300)	$311,728

Abitibi Royalties
Acquisition and claims maintenance	$-	241,959	-	-	$241,959
Program management and consultants	-	8,558	-	-	8,558
Option payments received	-	-	48,684	(147,500)	(98,816)
	-	250,517	48,684	(147,500)	151,701

TOTAL	$1,497,170	250,517	155,542	(1,439,800)	$463,429

19

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

9) ROYALTY INTERESTS OF ABITIBI ROYALTIES

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% net smelter royalty (“NSR”) is located immediately east of the current Canadian Malartic Mine open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”). The 3% NSR covers a number of mineralized zones.

For the three and nine months ended September 30, 2021, Abitibi Royalties earned royalties in the amount of $150,187 (or US$117,877) and $789,294 (or US$631,345) (for the three and nine months ended September 30, 2020 - $92,600 (or US$69,420) and $260,518 (or US$190,488) from this royalty interest.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit and covers the eastern portion of the Gouldie Zone and the historic Charlie Zone.

Other royalty interests

Perrigo Royalties

In February 2021, Abitibi Royalties acquired, from a group of arm’s length, third party sellers, a royalty of 1.25% NSR (0.25% can be repurchased for $250,000) on the Perrigo project located in Ontario’s Red Lake district for $8,300.

Authier North Lithium Royalty

In January and March 2021, the Company acquired, from Eagle Ridge Mining Ltd (“Eagle Ridge”), a 1% NSR and 15% of any proceeds from a sale or joint venture on the Authier North Lithium property located approximately 40 kilometers north of Malartic, Québec for $24,000. In addition to the 1% NSR Abitibi Royalties holds on the property, the Company is entitled to 15% of the net sales proceeds received by Eagle Ridge. During the two-year option, Abitibi Royalties is entitled to approximately $35,000 in cash and shares, plus an additional 0.1875% NSR (for a combined 1.1875% NSR). A total of 0.075% of Abitibi Royalties’ NSR can be repurchased by Power Metals for $75,000.

During the second quarter of 2021, Abitibi Royalties assisted Eagle Ridge in identifying possible partners for the Authier North Lithium Project. On July 16, 2021, it was announced that Eagle Ridge had entered into an agreement with Power Metal Resources plc (“Power Metals”). Abitibi Royalties received as consideration 159,584 common shares of Power Metal, fair valued at $5,604, which has been recorded as mining option revenue.

20

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

9) ROYALTY INTERESTS OF ABITIBI ROYALTIES (continued)

Malartic South

In May 2020, Abitibi Royalties entered into a series of agreements to acquire a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle’s Goldex Mine. The agreements also entitled Abitibi Royalties to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The projects are owned and operated by Eagle Ridge Mining Inc. (“Eagle Ridge”).

In May 2021, Abitibi Royalties further entered into two agreements with Eagle Ridge whereby the first agreement amends a previous royalty, increasing Abitibi Royalties’ interest in the Malartic South Property from a 2% to 3% NSR on certain claims and the second agreement expands Abitibi Royalties’ NSR to the south with a new 2.5% royalty and 15% of any gross proceeds (cash and shares) should the property be sold or joint ventured. The purchase price paid by Abitibi Royalties totaled $26,109.

Abitibi Royalties’ other royalty interest are as follows:

■	Revillard Property 2% Royalty - Malartic, Québec
■	15% Net Profit Interest (“NPI”) in the vicinity of Canadian Malartic Mine -Malartic, Québec
■	Midway Project 1.5% Royalty -Malartic, Québec
■	1.5% Royalty in the Abitibi region, Québec
■	1.0% NSR on the New Alger Project in the Abitibi region, Québec

21

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS

Abitibi Royalties’ call and put option contracts outstanding as at September 30, 2021 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	As at September 30, 2021
Calls
Yamana	Jan. 21, 2022	529,700	$4.50 to 7.00	$70,128
Yamana	Apr. 14, 2022	126,000	5.50 to 6.00	39,242
Yamana	Jan. 20, 2023	147,100	5.50 to 10.00	71,181
Agnico	Jan. 21, 2022	157,600	60.00 to 90.00	89,894
Agnico	Feb. 18, 2022	100,500	65.00 to 80.00	78,453
Agnico	Jun.17, 2022	1,500	70.00	2,867
Agnico	Sept. 16, 2022	10,500	65.00 to 70.00	36,599
Agnico	Jan. 20, 2023	42,500	70.00 to 100.00	140,329
		1,115,400		$528,693
Puts
Yamana	Oct. 1, 2021	83,100	$4.00	13,764
Yamana	Oct. 15, 2021	1,611,500	4.00	410,642
Agnico	Nov 19, 2021	81,000	50.00	206,404
Agnico	Jan 21, 2022	99,300	40.00 to 45.00	163,442
		1,874,900		$1,322,945

For the three months ended September 30, 2021, the Company sold 4,250 call contracts (1,230 calls on Agnico Eagle shares and 3,020 calls on Yamana Gold shares) and sold 21,833 put contracts (all on Yamana Gold shares) for total cash proceeds of $752,502 (or US$597,437). In addition, 1,400 call option contracts on Yamana Gold shares expired, 21,842 put options expired on Yamana Gold shares, and 2,475 put contracts on were repurchased before expiration (825 on Agnico Eagle shares and 1,650 on Yamana Gold shares) for $32,955 (or US$26,129).

For the nine months ended September 30, 2021, the Company sold 8,815 call contracts (2,835 calls on Agnico Eagle shares and 5,980 calls on Yamana Gold shares) and sold 57,293 put contracts (2,180 puts on Agnico Eagle shares and 55,473 on Yamana Gold shares) for total cash proceeds of $2,403,006 (or US$1,915,477). In addition, 8,201 call option contracts expired (2,202 calls on Agnico Eagle shares and 15,499 calls on Yamana Gold shares), 37,107 put options expired (810 on Agnico Eagle shares and 26,797 on Yamana Gold shares). 2,475 call options (825 on Agnico Eagle shares and 1,650 on Yamana Gold shares) and 3,060 put contracts (560 on Agnico Eagle shares and 2,500 on Yamana Gold shares) were repurchased before expiration for $43,231 (or US$34,278). Also, 11,448 call contracts were exercised (377 calls on Agnico Eagle shares and 11,091 on Yamana Gold shares) as described in note 8.

22

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Abitibi Royalties’ call and put option contracts outstanding as at December 31, 2020 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	As at December 31, 2020
Calls
Yamana	January 15, 2021	1,247,000	$3.00 to 7.00	$1,574,731
Yamana	April 16, 2021,	320,000	7.00 to 10.00	52,329
Yamana	July 16, 2021	140,000	8.00	57,039
Yamana	January 21, 2022	367,700	4.50 to 10.00	522,730
Yamana	January 2, 2023	2,100	10.00	3,208
Agnico	January 15, 2021	118,300	50.00 to 85.00	761,259
Agnico	February 19, 2021	82,200	85.00 to 100.00	53,360
Agnico	May 5, 2021	57,400	85.00 to 100.00	83,013
Agnico	January 21, 2022	103,600	60.00 to 100.00	929,767
Agnico	January 20, 2023	8,000	85.00 to 100.00	83,420
Puts
Agnico	February 19, 2021	56,000	$40.00 to 45.00	22,217
Agnico	January 21, 2022	43,300	40.00 to 45.00	100,245
		2,545,600		$4,243,318

For the three months ended September 30, 2020, the Company sold 5,720 call contracts (4,100 calls on Agnico Eagle shares and 1,620 calls on Yamana Gold shares) and sold 560 put contracts on Agnico Eagle shares for total cash proceeds of $1,393,488 (or US$1,045,529).

For the nine months ended September 30, 2020, the Company sold 16,423 call contracts (2,927 calls on Agnico Eagle shares and 13,496 calls on Yamana Gold shares) and sold 5,544 put contracts on Agnico Eagle shares for total cash proceeds of $2,820,389 (or US$2,082,432).

23

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

11) LONG-TERM LOAN

The Company applied and received the $60,000 Canada Emergency Business Account Program (“CEBA Loan”), which provided financial relief during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If $40,000 of the CEBA Loan is repaid prior to December 31, 2022, which has been extended to December 31, 2023 by the Government of Canada as announced on January 12, 2022, the remaining balance of $20,000 will be forgiven.

12) CAPITAL STOCK

Capital Stock

The capital stock of the Company consists of fully paid common shares.

Authorized

Unlimited number of common shares without par value. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote each at the shareholders’ meeting of the Company.

Unlimited number of preferred shares, issuable in series with rights and restrictions to be determined by the directors.

Share Consolidation

In July 2020, the Company completed its security consolidation on the basis of ten old shares for one new share. The common shares of Golden Valley commenced trading on a consolidated basis at open of market on July 31, 2020. Following the consolidation, a total of approximately 13,518,459 common shares of Golden Valley were issued and outstanding, and incentive stock options to acquire an aggregate of approximately 1,423,691 common shares were outstanding. The number of common shares entitled to be purchased pursuant to the terms of the outstanding options and the per share exercise price for such shares were adjusted accordingly, in accordance with the terms of the respective options. All fractional common shares remaining as a result of the proposed consolidation were cancelled. All historical information presented in the financial statements has been adjusted to reflect the share consolidation.

24

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

12) CAPITAL STOCK (continued)

Issued share capital

The change in issued share capital for the nine months ended September 30, 2021 and 2020 was as follows:

	2021		2020
	Number	Stated	Number	Stated
	of shares	Value	of shares	Value
Balance, as at January 1,	13,518,460	$28,636,185	13,434,760	$28,420,603
Shares issued by exercise of stock options	225,000	675,000	83,700	125,630
Value allocation on options exercised	-	521,732	-	89,952
Balance, as at September 30,	13,743,460	$29,832,917	13,518,460	$28,636,185

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

Share capital issued from exercise of incentive stock options

For the nine months ended September 30, 2021, the Company issued 225,000 of its common shares from the exercise of incentive stock options at a price of $3.00 per share for a total consideration of $675,000.

For the nine months ended September 30, 2020, the Company issued 83,700 of its common shares from the exercise of incentive stock options at prices ranging from $1.10 to $3.50 per share for a total consideration of $125,630.

25

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

13) SHARE-BASED PAYMENTS

Incentive stock options

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

The summary of changes in the number of incentive stock options issued by the Company for the nine months ended September 30, 2021 and for the year ended December 31, 2020 is presented as follows:

	For the nine months ended		For the year ended
	September 30, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	1,421,891	$3.43	1,405,917	$3.20
Granted	-	-	101,474	5.44
Exercised	(225,000)	(3.00)	(83,700)	1.50
Expired	(10,000)	(1.00)	(1,800)	3.40
Outstanding, end of period	1,186,891	$3.53	1,421,891	$3.43
Exercisable, end of period	1,180,224	$3.53	1,415,224	$3.43

The table below summarizes the information related to outstanding share options as at September 30, 2021:

	Outstanding options
Expiry date	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
February 3, 2022	10,000	4.65	0.35	10,000
June 21, 2023	222,000	2.75	1.72	222,000
June 18, 2024	31,500	3.40	2.72	24,833
March 3, 2025	76,475	5.00	3.42	76,475
June 26, 2025	25,000	6.80	3.74	25,000
September 30, 2026	821,916	3.50	5.00	821,916
	1,186,891	$3.53		1,180,224

26

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

13) SHARE-BASED PAYMENTS (continued)

Incentive stock options (continued)

The table below summarizes the information related to outstanding share options as at December 31, 2020:

	Outstanding options
Expiry date	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
January 1, 2021	10,000	1.00	0.00	10,000
June 27, 2021	225,000	3.00	0.49	225,000
February 3, 2022	10,000	4.65	1.09	10,000
June 21, 2023	222,000	2.75	2.47	222,000
June 18, 2024	31,500	3.40	3.47	24,833
March 3, 2025	76,475	5.00	4.17	76,475
June 26, 2025	25,000	6.80	4.49	25,000
September 30, 2026	821,916	3.50	5.75	821,916
	1,421,891	$3.43		1,415,224

Share-based compensation expense

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

The table below summarizes share-based compensation expense for the three and nine months ended September 30, 2021 and 2020:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Golden Valley
June 2020 option grant (a)	$-	$-	$-	$90,495
March 2020 option grant (b)	-	-	-	60,203
June 2019 option grant (c)	1,220	3,052	6,984	15,780
June 2018 option grant (d)	-	12,755	23,847	73,620
Share-based compensation expense	$1,220	$15,807	$30,831	$240,098

27

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

13) SHARE-BASED PAYMENTS (continued)

Share-based compensation expense (continued)

a)	On June 26, 2020, the Company granted to its officers, directors and consultants incentive stock options entitling the purchase of an aggregate 25,000 common shares at an exercise price of $6.80 per share. The options are exercisable for a period of 5 years until June 26, 2025, subject to earlier termination in accordance with the terms of the Company’s stock option plan. The options vest immediately on date of grant.

The fair value of the 25,000 stock options granted has been estimated using the Black-Scholes option pricing model at $90,495. For the three and nine months ended September 30, 2020, an amount of $nil and $90,495 has been expensed relating to this incentive stock options.

b)	On March 3, 2020, the Company granted to its officers and directors incentive stock options entitling the purchase of an aggregate 76,475 common shares (22,500 to directors and 53,975 to officers), at an exercise price of $5.00 per share. The options are exercisable for a period of 5 years until March 3, 2025, subject to earlier termination in accordance with the terms of the Company’s stock option plan. The options vest immediately on date of grant.

The fair value of the 22,500 stock options granted has been estimated at $60,203, using the Black-Scholes option pricing model, which has been expensed for the nine months ended September 30, 2020. The fair value of the 53,975 stock options granted has been determined to be $125,213, representing share-based payment, equating to the cash portion of the 2018 and 2019 performance bonuses to officers.

Fair value of options granted

The fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following assumptions:

Date of Grant	June 26, 2020	March 3, 2020	June 18, 2019	June 21, 2018
Share price at date of grant	$6.80	$5.00	$3.40	$2.75
Expected dividends yield	0%	0%	0%	0%
Expected weighted volatility	70.44%	69.59%	79.95%	105.67%
Risk-free interest average rate	0.31%	1.10%	1.33%	2.00%
Expected average life	5 years	5 years	5 years	5 years
Exercise price at date of grant	$6.80	$5.00	$3.40	$2.75

28

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

14) PROFESSIONAL FEES

The following table shows professional fees for the three and nine months ended September 30, 2021 and 2020:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Transaction costs (note 23(a))	$534,782	$-	$534,782	$-
Exchange, regulatory and transfer agent fees	82,464	31,734	257,187	170,719
Professional fees	73,449	78,008	302,213	280,130
Media relations and other consultants	36,705	54,854	140,978	146,031
	$727,400	$164,596	$1,235,160	$596,880

15) GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes general and administrative expenses for the three and nine months ended September 30, 2021 and 2020.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Insurance expenses	$33,129	$24,752	$99,677	$40,622
Office expenses	19,730	19,436	60,024	73,362
Advertising and exhibitions	48,474	30,194	89,676	127,602
Travelling	4,704	10,037	5,324	65,107
	$106,037	$84,419	$254,701	306,693

29

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

16) DEFERRED TAXES

Deferred tax assets (liabilities) and variation of recognized amounts

	As at January 1,	Recognized in	As at September 30,
	2021	profit or loss	2021
Exploration and evaluation assets	$320,013	$(92,125)	$227,888
Investments	(3,582,196)	2,590,451	(991,745
Share issuance costs	6,286	(2,096)	4,190
Derivative financial instruments	562,239	(386,949)	175,290
	$(2,693,658)	$2,109,281	$(584,377

	As at January 1,	Recognized in	As at December 31,
	2020	profit or loss	2020
Exploration and evaluation assets	$687,841	(367,828)	$320,013
Investments	(6,047,641)	2,465,445	(3,582,196)
Share issuance costs	8,389	(2,103)	6,286
Non-capital losses	915,903	(915,903)	-
Derivative financial instruments	1,189,723	(627,484)	562,239
	$(3,245,785)	$552,127	$(2,693,658)

17) EQUITY TRANSACTIONS OF ABITIBI ROYALTIES

Dividends

On December 7, 2020, Abitibi Royalties’ Board of Directors approved a 20% dividend increase from $0.15 to $0.18 per common share on an annualized basis.

For the three and nine months ended September 30, 2021, Golden Valley earned dividends of $252,236 (2020 - $210,197) and $756,708 (2020 - $588,551) from Abitibi Royalties, respectively. Golden Valley holds 5,605,246 common shares in Abitibi Royalties as at September 30, 2021 and December 31, 2020.

Incentive stock option

Abitibi Royalties adopted a 20% fixed option plan (the “New Plan”) in 2013. Pursuant to the New Plan, options, for an aggregate total of 1,740,200 common shares, may be granted to its directors, officers, employees, consultants or management companies from time to time. Abitibi Royalties has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available for grant under the plan.

30

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

17) EQUITY TRANSACTIONS OF ABITIBI ROYALTIES (continued)

Normal Course Issuer Bid (“NCIB”)

On September 24, 2020, Abitibi Royalties announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company’s total issued and outstanding common shares) of its common shares.

On October 5, 2021, the Company did not renew its NCIB pending the completion of the plan of arrangement discussed in Note 25 “Subsequent Event”.

For the three months ended September 30, 2021, Abitibi Royalties did not repurchase any of its common shares.

For the nine months ended September 30, 2021, Abitibi Royalties repurchased and cancelled 11,600 of its common shares at prices varying from $21.70 to $25.98 per share for a total of $269,391.

For the three months ended September 30 2020, Abitibi Royalties repurchased and cancelled common 13,800 shares at prices varying from $20.48 to $22.75 per share for a total of $300,400. For the nine months ended September 30, 2020, Abitibi Royalties repurchased and cancelled 39,500 shares at prices varying from $15.14 to $22.75 per share for a total of $781,815.

18) EARNINGS (LOSS) PER SHARE

Both the basic and diluted earnings (loss) per share have been calculated using the net income (loss) attributable to owners of the Company as the numerator, i.e., no adjustment to the net income (loss) were necessary in either three and nine months ended September 30, 2021 and 2020.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Net income (loss) attributable to shareholders of Golden Valley Mines Ltd.	$(1,265,741)	$3,022,675	$(3,543,076)	$6,081,378
Weighted average number of shares in circulation - basic	13,743,460	13,518,460	13,602,795	13,486,061
Dilutive effect of stock options	-	617,427	-	743,067
Weighted average number of shares	13,743,460	14,135,887	13,602,795	14,229,128

Basic earnings (loss) per share	$(0.092)	$0.224	$(0.260)	$0.451
Diluted earnings (loss) per share	$(0.092)	$0.214	$(0.260)	$0.427

Refer to “Share Consolidation” section of Note 12 “Capital Stock”.

31

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

18) EARNINGS (LOSS) PER SHARE (continued)

For the three and nine months ended September 30, 2021, 1,186,889 incentive stock options have not been included in the loss per share calculation as they would result in a reduction of the loss per share.

For the three and nine months ended September 30, 2020, 25,000 stock options and nil stock options, respectively, were excluded from the calculation of diluted earnings per share attributable to shareholders of the Company as their exercise price was higher than the Company’s average share price.

19) RELATED PARTY TRANSACTIONS

The Company’s related parties include its joint key management and related companies, as described below. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances are usually settled in cash. Other than the related party transactions disclosed below, there were no other direct transactions with related parties other than routine payments for management and exploration services and grants of stock options. Key management includes directors and senior executives.

For the three and nine months ended September 30, 2021 and 2020, the compensation paid to key management for employee and consulting services for Golden Valley and its subsidiaries is presented below:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Short-term employee benefits
Salaries including bonuses	$234,231	$209,042	$703,082	$677,034
Directors’ fees	75,000	70,000	225,000	210,000
Benefits	52,697	30,955	131,158	147,141
Total short-term employee benefits	361,928	309,997	1,059,240	1,034,175
Other transactions with key management
Rent (1)	7,104	4,902	16,424	11,222
Management fees (2)	41,550	41,550	124,650	124,650
Fees relating to exploration and evaluation activities (3)	18,048	18,048	54,143	54,144
Total other transactions with key management	66,702	64,500	195,217	190,016
Share-based payments (4)	1,220	68,776	30,831	202,571
Total remuneration	$429,850	$443,273	$1,285,288	$1,426,762

32

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

19) RELATED PARTY TRANSACTIONS (continued)

1)	For the three and nine months ended September 30, 2021, rent of $4,104 (2020 -$1,902) and $7,424 (2020-$5,222) was paid by Abitibi Royalties to its President for use of Toronto, Ontario property as an office for Abitibi Royalties and rent of $3,000 (2020 -$3,000) and $9,000 (2020 -$6,000) was paid to 2973090 Canada Inc., a company controlled by an officer and a director of the Company, for use of a Val-d’Or, Québec property as an administrative and exploration offices for Golden Valley, respectively.

2)	For the three and nine months ended September 30, 2021, management fees of $41,550 (2020 -$41,550) and $124,650 (2020 -$124,650) paid to 2973090 Canada Inc, respectively. As at September 30, 2021, the Company had a net receivable of $834 (December 31, 2020 – net payable of $201) due from 2973090 Canada Inc, which is netted against accounts payable and accrued liabilities.

3)	For the three and nine months ended September 30, 2021, fees relating to exploration and evaluation activities include $14,700 (2020 -$14,700) and $44,100 (2020 -$44,100) paid to 2973090 Canada Inc and of $3,348 (2020 -$3,348) and $10,044 (2020 -$10,044) paid to Rosatelli Exploration Services, a company controlled by an officer of the Company, respectively.

4)	Share-based compensation relating to the incentive stock option program for officers and directors of the Company.

Transactions with related companies

Effective July 1, 2020, the Company entered into a Cost Sharing Arrangement (the “Sharing Arrangement”) with companies related by common management, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9, in consideration of $71,348 per year (the “reimbursement”), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis.

For the three and nine months ended September 30, 2021, reimbursement of $19,250 (2020 - $19,250) and $39,567 (2020 - $19,250) was received from related companies relating to this Sharing Arrangement, respectively.

33

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

19) RELATED PARTY TRANSACTIONS (continued)

Val-d’Or Mining

For the three and nine months ended September 30, 2021, Golden Valley was recharged general expenses from Val-d’Or Mining, a company related by common management, for a total amount of $2,866 and $6,736, respectively.

For the three and nine months ended September 30, 2020, Golden Valley recharged general and exploration and evaluation expenses to Val-d’Or Mining for a total amount of $7,344 and $9,907, respectively

As at September 30, 2021, the Company had no indebtedness (December 31, 2020 - net payable of $6,064) due to Val-d’Or Mining.

20) COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements with officers and consultants that include termination and change of control clauses. In the case of termination, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to three times) the sum of the annual base fee. As at September 30, 2021, the total annual base fee of the officers and consultants under the agreements is $765,000. As a triggering event has not taken place as at September 30, 2021 (see note 25 “Subsequent Events”), the contingent payments have not been reflected in the consolidated financial statements.

21) FINANCIAL INSTRUMENTS

Fair value measurement of financial instrument

Financial assets and liabilities measured at fair value in the statements of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: inputs for the assets or liabilities that are not based on observable market data.

34

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

Fair value measurement of financial instrument (continued)

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. Cash and cash equivalent (Level 1), royalty and other receivables (Level 3), other assets (Level 3) and accounts payable and accrued liabilities (Level 3) are carried at amortized costs which approximate their fair value due to their short-term nature.

Short-term other assets in the consolidated statements of financial position consisting of marketable securities at September 30, 2021 and December 31, 2020 are classified in Level 1 and are recorded at fair value by reference to their quoted prices at the reporting date.

The Company’s other assets relating to the investments in the common shares of a private company do not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on their unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy. The process of estimating the fair value of these investments is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of these investments.

Investments relating to the common shares of Agnico Eagle and Yamana held by Abitibi Royalties and the liability relating to the derivative financial instruments are classified as Level 1.

The method and valuation techniques used for the purpose of measuring fair value are unchanged compared to the previous reporting periods. There has been no movement between levels during the year.

35

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

The carrying amounts and fair value of financial instruments presented in the consolidated statements of financial position are as follows:

	As at September 30, 2021		As at December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial Assets at amortized costs
Cash and cash equivalents	$14,371,226	$14,371,226	$13,703,034	$13,703,034
Restricted cash	5,561,189	5,561,189	385,415	385,415
Royalty receivables	150,187	150,187	425,180	425,180
Dividend receivable	38,047	38,047	70,361	70,361
Other receivables	-	-	25,000	25,000
Due from related parties	-	-	59,517	59,517
Financial assets at fair value through profit and loss
Other assets	1,175,947	1,175,947	406,280	406,280
Investments	27,654,951	27,654,951	49,501,916	49,501,916
	$48,951,547	$48,951,547	$64,576,703	$64,576,703

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	$176,875	176,875	$890,496	890,496
Loan	60,000	60,000	60,000	60,000
Financial liabilities measured at fair value through profit and loss
Derivatives financial instruments (level 1)	1,322,945	1,322,945	4,243,318	4,243,318
	$1,559,820	$1,559,820	$5,193,814	$5,193,814

Financial Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk. The Company focuses on actively securing short-to medium term cash flows by minimizing the exposure to financial markets. The most significant financial risks to which the Company is exposed are described below.

36

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk.

Foreign currency risk sensitivity

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company’s transactions are carried out in Canadian dollars. Currency risk arises from the Company’s cash, dividends, and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk. As at September 30, 2021 and December 31, 2020, foreign currency denominated financial assets and liabilities in U.S. dollars and which expose the Company to the currency risk are as follows:

	As at September 30,	As at December 31,
	2021	2020

Cash and cash equivalents	$9,152,673	$7,125,721
Restricted cash	4,396,197	302,405
Royalty receivable	117,877	333,946
Dividends receivable	28,728	54,251
Accounts payable and accrued liabilities	(27)	(3,040)
Derivative financial instruments	(1,038,337)	(3,332,798)
	$12,657,111	$4,480,485

A 1% change in the Canadian /U.S. exchange rate as at September 30, 2021 would have had an impact of $161,264 (December 31, 2020 - $57,046) on net loss and comprehensive loss for the period.

37

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining companies and marketable securities in quoted mining exploration companies. The fair value of these financial instruments represents the maximum exposure to price risk.

If the quoted price of these instruments had changed by 1% as at September 30, 2021 (1% as at December 31, 2020), net income (loss) and comprehensive income (loss) for the three months then ended would have changed by $279,010 (for the year ended December 31, 2020 - $489,865).

b) Credit risk

Credit risk is the risk that another party to a financial instrument fails to discharge its obligation and, thus, leads the Company to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets at the reporting date, as summarized below:

	As at September 30,	As at December 31,
	2021	2020

Cash and cash equivalents	$14,371,226	$13,703,034
Restricted cash	5,561,189	385,415
Royalty receivables	150,187	425,180
Other receivables	38,047	181,011
Carrying amounts	$20,120,649	$14,694,640

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company’s management considers that the above financial asset is of good credit quality. The credit risk exposure for the Company’s accounts, royalty and dividends receivables and other assets is considered minimal as these receivables have since been received subsequent to year-end. The Company continuously monitors defaults of counterparties. No impairment loss has been recognized in the periods presented.

38

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

21) FINANCIAL INSTRUMENTS (continued)

c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources such as private and public investments for a sufficient amount. Over the past years, the Company has financed its exploration and evaluation programs, its working capital requirements and acquisitions of mining properties through private and flow-through placements and through dividends received from the shares it holds in Abitibi Royalties.

The Company’s objective is to maintain cash and cash equivalents and short-term investments to meet its liquidity requirements. This objective was met for the reporting periods. The Company considers cash flows from financial assets in assessing and managing liquidity risk, in particular its cash and cash equivalents and short-term investments. The Company’s existing cash and cash equivalents and short-term investments exceed the current cash outflow requirements.

The following table presents contractual maturities (including interest payments where applicable) of the Company’s consolidated liabilities:

	As at September 30,	As at December 31,
	2021	2020
Within 3 months
Accounts payable and accrued liabilities	$176,875	$890,496
Income taxes payable	-	2,464,798
Derivative financial instruments	630,810	2,411,567
	$807,685	$5,766,861
Three to twelve months
Derivative financial instruments	$480,625	$135,341
	$480,625	$135,341
Beyond twelve months
Derivative financial instruments	$211,510	$1,696,410
Loan	60,000	60,000
	$271,510	$1,756,410

39

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

22) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are: to ensure the Company’s ability to continue as a going concern; to increase the value of the assets of the business; and to provide an adequate return to owners. These objectives will be achieved by identifying the right exploration projects, adding value to these projects and ultimately taking them through to production or sale and cash flow, either with partners or by the Company’s own means and by identifying and acquiring the right potential royalty rights. The Company monitors capital on the basis of the carrying amount of equity. Capital for the reporting periods under review is comprised of share capital, warrants and contributed surplus. The Company is not exposed to any externally imposed capital requirements as at September 30, 2021 and December 31, 2020. The Company sets the amount of capital in proportion to its overall financing structure, i.e., equity and financial liabilities. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or sell assets to reduce payables. When financing conditions are not optimal, the Company may enter into option agreements or other solutions to continue its exploration and evaluation activities or may slow its activities until conditions improve. No changes were made in the objectives, policies and processes for managing capital during the quarter.

23) SUBSEQUENT EVENTS

a) Acquisition of Golden Valley and Abitibi Royalties by Gold Royalty Corp.

On September 7, 2021, Golden Valley, Abitibi Royalties and Gold Royalty announced that they entered into definitive agreements dated September 6, 2021, pursuant to which Gold Royalty acquired all of the issued and outstanding common shares of each of Golden Valley and Abitibi Royalties by way of statutory plans of arrangement (the “Arrangements”). The Arrangements were completed on November 5, 2021 whereby Gold Royalty issued 2.1417 of its shares to Golden Valley shareholders for each Golden Valley common share; and Gold Royalty issued 4.6119 of its shares to Abitibi Royalties shareholders for each Abitibi Royalties common share. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the business combination were exchanged for 2,498,045 options to purchase Gold Royalty shares.

b) Subscription of 3,277,606 Units in Val-d’Or Mining Corporation’s non-brokered private placement offering

On March 18, 2022, Val-d’Or Mining announced that it completed a non-brokered private placement offering (the “Offering”) for gross proceeds of $1,396,473 by issuing 8,727,954 Units under the Offering at a per Unit price of $0.16, each Unit comprised of one common share in the capital of Val-d’Or Mining and one-half of one non-transferable common share purchase warrant, each whole warrant (a “Warrant”) exercisable for the purchase of one common share of Val-d’Or Mining at a per share price of $0.20 until March 18, 2024. Golden Valley subscribed for 3,277,606 Units for the subscription price of $524,417.

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GOLDEN VALLEY MINES AND ROYALTIES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(unaudited)

(Expressed in Canadian dollars unless otherwise noted)

23) SUBSEQUENT EVENTS (continued)

c) Mining option agreement on the AGB Properties

On October 8, 2021, the Company entered into an option agreement (the “Option Agreement”) with Eldorado, enabling Eldorado to earn up to an additional 50% interest in the Claw Lake Gold Prospect, the Cook Lake Prospect, the Murdock Creek Prospect, all located in Ontario and the Perestroika Prospect, located in Québec (the “Properties”). Under the new Option Agreement, GZZ-I JV will be terminated upon the satisfaction of certain conditions precedent (including the amendment of certain historical royalty agreements pertaining to the Properties), which were satisfied concurrently with the execution of the Option Agreement. Furthermore, Golden Valley has the option to be assigned, from Eldorado for nominal consideration, all of the right, title and interest of Eldorado in and to five of the remaining Existing Properties (Munro Prospect, Recession Larder Prospect, Matachewan Prospect all in Ontario, and the Bogside Prospect in Quebec; Denovo Prospect in Ontario was previously dealt with in a transaction with Highgold Mining Inc.), other than the Properties.

Eldorado may earn an additional 40% in the Properties (the “40% Option”) by funding expenditures on the Properties for a minimum of $10,500,000 over a period of 5 years from the termination of the GZZ-I JV and making annual payments to $50,000 per annum to Golden Valley (“Annual Payment”) with the first Annual Payment being made on termination of the GZZ-I JV and each subsequent Annual Payment being made on the anniversary thereof until Eldorado exercises the 40% Option. Upon exercise of the 40% Option by Eldorado, the parties will be deemed to have formed a joint venture in accordance with the terms set out in the Option Agreement and will use commercially reasonable efforts to enter into a formal joint venture agreement within 60 business days of the exercise of the 40% Option.

In order to earn and acquire an additional 10% undivided interest in the Properties (the “Additional Option”), Eldorado will contribute all joint venture expenditures on behalf of the parties, and deliver to Golden Valley, a preliminary economic assessment (PEA) report in respect of the Properties. Upon the exercise of the Additional Option by Eldorado, Golden Valley will have a 20% undivided beneficial interest in the Properties and Eldorado will have an 80% undivided beneficial interest in the Properties.

d) Derivative financial instruments

●	529,700 call option contracts on Yamana Gold shares that were outstanding as at September 30, 2021 expired on January 21, 2022.

●	The 1,694,600 put options on Yamana Gold shares, and 180,300 put options on Agnico Eagle shares that were outstanding as at September 30, 2021 expired at their respective date of expiry as summarized in note 10.

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